UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Summer Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

865634 109
(CUSIP Number)

March 27, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Page 1 of 5 Pages

CUSIP No. 865634 109

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Paul M. Wyleczuk
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 850,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 850,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.1%
12	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

CUSIP No. 865634 109

Item 1(a).  Name of Issuer:

Summer Energy Holdings, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Office:

800 Bering Drive, Suite 260, Houston, Texas 77057

Item 2(a).  Name of Person Filing:

Paul M. Wyleczuk

Item 2(b).  Address of Principal Business Office or, if none, Residence:

21-19 24th Ave., Astoria, New York 11102

Item 2(c).  Citizenship:

United States of America

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)  CUSIP Number:

865634 109

Item 3.  If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is:

(a)   [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15U.S.C. 78c).

(c)   [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)   [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [_] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)   [_] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)   [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)   [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not applicable

Page 3 of 5 Pages

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

850,000

(b)	Percent of class:

8.1%

(c)	Number of shares as to which such person has

(i)   Sole power to vote or to direct the vote     850,000

(ii)  Shared power to vote or to direct the vote      0

(iii)  Sole power to dispose or to direct the disposition of       850,000

(iv)  Shared power to dispose or to direct the disposition of       0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2012                                                                        /s/ Paul M. Wyleczuk
Date                                                                                      Signature

By: Alexander N. Pearson, Attorney-in-Fact
pursuant to a Power of Attorney dated April 2, 2012.

 Paul M. Wyleczuk
Name/Title

Exhibit 24.1: Power of Attorney dated April 2, 2012

Page 5 of 5 Pages